Via Facsimile and U.S. Mail
Mail Stop 6010


February 28, 2006


Mr. John M. Hughes
Chief Financial Officer
Alion Science and Technology Corporation
1750 Tysons Boulevard
Suite 1300
McLean, VA 22102

Re:	Alion Science and Technology Corporation
		Form 10-K for Fiscal Year Ended September 30, 2005
		Filed January 31, 2006
	File No.  333-89756

Dear Mr. Hughes:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Management`s Discussion and Analysis
Results of Operations
Acquisitions Completed in the Year Ended September 30, 2005, page
38
1. Your table provides financial information for the acquired operations based on estimates from Alion management. Please provide us, in disclosure type format, the following:
* why you are not able to provide actual financial information
* how your estimates were determined, including all the assumptions you used to make your estimates
* why you believe your estimates to be reasonable.
2. Please provide the same information as requested above for the table provided on page 44.

Liquidity and Capital Resources, page 47
Covenants, page 52
3. Please provide, in disclosure type format, the calculation and components of EBITDA, including why certain items have been excluded from the calculation.
4. Also, provide us, in disclosure type format, whether you have or have not met the financial tests related to the Term B Senior credit facility for each period presented.

Summary of Critical Accounting Policies
Revenue Recognition, page 59
5. Please provide quantified information, in disclosure type format, relating to the "cumulative effect of revised estimates" for all periods presented. Also, provide, in disclosure type format, the amount of "anticipated losses" recognized in each period presented.
6. With regards to your assessment that there were no significant disallowances for the fiscal years ended September 30, 2000 and 2001, please provide us your basis for determining significance (i.e. contract revenue, gross profit, net loss).

Note 2. Summary of Significant Accounting Policies, page 70 Revenue Recognition, page 71
7. With regards to software revenue, please provide, in disclosure type format, the following:
* the services you consider essential to the functionality of the software sold
* how you account for services that are not considered essential
* why your accounting for software revenue as prescribed by SOP
81-1
is appropriate. Please refer to the guidance in SOP 97-2 in your response.

Note 12. Stock Appreciation Rights, page 87
8. Please provide, in disclosure type format, all the disclosures required by FAS 123 related to your stock appreciation rights or tell us why this disclosure is inapplicable.

Note 13. Phantom Stock Program, page 88
9. Please provide, in disclosure type format, the disclosures required by FAS 123 related to your phantom stock plans or tell us why this disclosure is inapplicable.

Note 14. Segment Information and Customer Concentration, page 90
10. Please provide us with a detailed analysis explaining how you determined that you have only one reportable segment. Refer to the specific criteria in SFAS 131 in your response. Based on the seven areas identified as your core business areas on page 3, it appears you may have more that one reportable segment.

Note 17. Commitments and Contingencies
Legal Proceedings, page 93
Joseph Hudert vs. Alion; Frank Stotmedister vs. Alion, page 94
11. Please provide, in disclosure type format, what you mean by
St.
Paul Travelers has assumed defense of these lawsuits "subject to a reservation of rights to deny coverage."
12. Please provide, in disclosure type format, why you believe the $110 million of damages asserted against you will not have a materially adverse effect upon the company. Include all disclosures required by paragraphs 9-11 of SFAS 5.  Please note that it does not
appear that net presentation of expected insurance recovery is appropriate.
*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant



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John Hughes
Alion Science and Technology Corporation
February 28, 2006
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